Greenberg Traurig, P.A.

1221 Brickell Avenue

Miami, Florida 33131

Jaret L. Davis

(305) 579-0676

June 29, 2006

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:	Devcon International Corp.
Preliminary Information Statement filed on Schedule 14C
Filed May 22, 2006
File No. 000-07152

Ladies and Gentlemen:

On behalf of our client, Devcon International Corp., a Florida corporation (the “Company”), transmitted herewith are responses to certain of the Staff’s comments to the Preliminary Information Statement filed on Schedule 14C by the Company (the “Information Statement”), which comments were set forth in the Staff’s letter dated June 19, 2006 (the “Comment Letter”) to Stephen J. Ruzika, Chief Executive Officer and President of the Company.

For ease of reference, the headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter. Per the Company’s discussions with Matt Franker, Staff Attorney, for the Division of Corporation Finance, in order to obtain clarification of some of the Staff’s concerns to ensure the Company is being as responsive as possible and expedite the Company’s revisions of the Information Statement, the Company is transmitting herewith responses to the Staff’s comments in Paragraphs 3 and 15 through 24 of the Comment Letter only. Accordingly, as discussed, the Company has not yet filed an amendment to the Information Statement but anticipates doing so shortly after receiving the Staff’s response to this letter. We have, however, attached to this Letter as Exhibit A, the statement that the Commission has requested from the Company.

General

3.	The Company supplementally advises the Staff that the Company believes all of the information required by Item 14 of Schedule 14A as it relates to the acquisition of Guardian International Corp. (“Guardian”) has been provided in the Information Statement. The Company further supplementally advises the Staff that interim financial statements and information for the Company were included

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

by inclusion in the Information Statement of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006. The Company supplementally advises the Staff that the Company does not believe interim financial statements and information relating to Guardian are required to appear in the Information Statement because the acquisition was completed on March 6, 2006 and, accordingly, the March 31, 2006 balance sheet of the Company included the financial condition of Guardian. The Company will revise all references in the Information Statement to the Annexes thereof from stating such Annexes are “attached” to stating they are “included” in the Information Statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 55

15.	The Company supplementally advises the Staff that the Company does not believe it is required to provide a pro forma balance sheet as of March 31, 2006. Rule 11-02(c)(1) of Regulation S-X requires “a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the Company is required by Rule 3-01 …unless the transaction is already reflected in such balance sheet.” (emphasis added) The Guardian acquisition was completed on March 6, 2006. Accordingly, the transaction is already reflected in the March 31, 2006 historical balance sheet that is provided in the Company’s Quarterly Report on Form 10-Q included in the Information Statement. In addition, while the Series A Convertible Preferred Stock has not yet been issued, subject to incorporation of the additional adjustments noted in this letter, all adjustments related to the Series A Convertible Preferred Stock will be included in the Unaudited Pro Forma Condensed Consolidated Financial Statements for the year ended December 31, 2005. Accordingly, the Company believes that the rule does not require a corresponding pro forma balance sheet be provided, and the absence of interim pro forma financial statements does not deprive the Company’s shareholders of material information they will require to evaluate the actions described in the Information Statement.

16.	The Company supplementally advises the Staff that the Company does not believe it is required to provide a pro forma statement of operations for the fiscal quarter ended March 31, 2006. Rule 11-02(c)(2)(i) of Regulation S-X requires “pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required”. As explained above in response to the Staff’s comment in paragraph 15 of the Comment Letter, the Company does not believe it is required to provide a pro forma balance sheet as of March 31, 2006 and, accordingly, under Rule 11-02(c)(2)(i) of Regulation S-X, the Company does not believe it is required to provide a pro forma statement of operations for this same period.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

17.	The Company will remove the line item “income from discontinued operations net of income taxes” from the Company’s Unaudited Pro Forma Condensed Consolidated Financial Statements.

18.	The Company will revise Note 3 to include disclosure for the following:

•	The valuations remaining to finalize the purchase price allocation;

•	When the Company expects the purchase price allocation to be completed;

•	The potential impact on the Unaudited Pro Forma Condensed Consolidated Financial Statements of adjustment to the preliminary purchase price allocations;

•	An explanation as to why the fair value of Guardian’s property, plant and equipment is approximately $12 million less than Guardian’s carrying value and why property, plant and equipment were not impaired prior to the Company’s acquisition; and

•	An explanation of the factors that led to a significant portion of the purchase price being allocated to goodwill.

The Company proposes accomplishing this by inserting the following additional information at the end of the current Note 3:

“In accordance with the purchase method of accounting, the preliminary purchase price allocation may be adjusted after the acquisition date as a result of information being obtained to complete an estimate of the fair value of the acquired assets and liabilities, if this information is known to exist at the date of the acquisition. No later than December 2006, we will have completed a review of the acquired customer contracts and the installed station equipment used at the customer’s location to determine if that equipment has any fair value. Under Guardian’s accounting policies, station equipment installed at a customer’s site, when owned by Guardian, was capitalized and depreciated over the estimated useful life of the

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

customer contract. The un-depreciated value of that equipment on the acquisition date was $11.7 million. Under Staff Accounting Bulletin No. 104, or SAB No. 104, Guardian capitalized other costs of obtaining new customer accounts and amortized those costs over the estimated life of the customer relationship. In accordance with the purchase method of accounting, pre-acquisition capitalized SAB No. 104 costs are not separately classified after acquisition and included in the fair value of the intangible assets of Guardian’s customer contracts and relationships. Purchase accounting adjustments were made to reflect that the fair value of Guardian’s customer contracts and relationships, taking into account the estimated fair value of the installed, Guardian owned, station equipment. It is expected that any resulting change in the estimated fair value of the customer site installed station equipment will not be material.

The preliminary purchase price allocation resulted in the recognition of goodwill valued at $32.7 million. This value results from the difference between the fair value of assets and liabilities of Guardian at acquisition compared to the purchase price. As of the acquisition date, recognition of the fair value of the customer contracts and relationships resulted in a comparatively larger accounting basis in the intangible assets of Guardian in relationship to the tax basis of those assets. Accordingly, application of purchase accounting resulted in recognition of a $10.6 million deferred tax liability, which was offset by an increase in recorded goodwill.

19.	The Company will revise Notes 15 and 16 to separately disclose the adjustment amount related to the amortization of the increase in intangible asset value from the amount related to the decrease in depreciation expense for property, plant and equipment and to disclose the useful life of the MUTUAL trade name. The Company proposes to accomplish this by inserting the following language into current Notes 15 and 16 that appear in the Information Statement:

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

Footnote (15):

“The increased amount of annual amortization expense related to the change in value and lives of the acquired definite-lived intangible assets was $290,330. The $290,330 results from the post acquisition annual amortization expense of $6,500,000, which was determined by an independent valuation of the acquired assets, compared to the pre-acquisition annual amortization expense of $3,006,183 combined with the pre-acquisition depreciation expense on station equipment owned by Guardian and installed at customer locations. See Note 3 to these Unaudited Pro Forma Condensed Consolidated Financial Statements. The trade name, MUTUAL, acquired with Guardian, is used in a specific market segment in the New York City, New York area. The useful life of the trade name is considered indefinite in that market and as such it is not being amortized.”

Footnote 16:

“In the Guardian historical financial statements depreciation expense was reported in selling, general and administrative expenses. An adjustment was made to eliminate $496,704 of previously reported depreciation expense from selling, general and administrative expenses. An additional adjustment of $219,342 was recorded in cost of security to reflect the annual depreciation expense of the fixed assets acquired with Guardian, which expense is classified in cost of sales in Devcon’s statement of operations.”

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

The Company also supplementally advises the Staff that the Company’s calculation of the adjustments described above appears below:

Pro forma Adjustment of Cost of Goods Sold (note 14)
Revised Fixed Asset value	$1,096,710
Estimated Life of Fixed Assets in years	5	$219,342	a
Amortization of Installation expense related to SAB 104 - New 2005 recurring monitoring sales material and labors		$195,055	b

Total Adjustment for Cost of Sales		$414,397	(a+b)

Pro forma Adjustment of SG&A (note 15)
As report per Guardian Financials
Amortization of customer accounts	$(3,006,183)
Depreciation and amortization	$(3,203,487)
Total Depreciation and Amortization rpt by Guardian		$(6,209,670)

Contractual Agreement Intangible value	$14,000,000
Contractual Agreement Intangible life in Yrs	4
	$3,500,000

Customer Relationship Intangible value	$30,000,000
Customer Relationship Intangible life in Yrs	10
	$3,000,000
Total Annualized Amortization of Intangibles		$6,500,000

Net variance for amortization of intangibles		$290,330	a

Elimination of Depreciation of Fixed Assets -
Historic Guardian depreciation on all fixed assets except
Station equipment installed at customer sites		$(496,704)	b

Amortization of Commission expense related to SAB 104 -		$41,581	c
New 2005 recurring monitoring sales commissions

Total pro forma adjustment		$(164,793)	(a+b+c)

20.	The Company will revise the pro forma balance sheet to include the fair value of the warrants and the pro forma mark-to-market adjustments necessary to recognize that fair value. The Company supplementally advises the Staff that the Company’s disclosures in its initial filing properly described that the issuance of the shares of Series A Convertible Preferred Stock replaced the Promissory Notes only.

21.	The Company supplementally advises the Staff that the Company’s determination that there is no beneficial conversion feature associated with the Company’s Series A Convertible Preferred Stock is based on the following analysis:

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

The Series A Convertible Preferred Stock was determined to not be within the scope of SFAS 150; therefore, the conversion feature was evaluated under Financial Accounting Standard No. 133 (the “Standard”). Because the Series A Convertible Preferred Stock (the “Host Contract”) is more akin to debt, the conversion option is not considered clearly and closely related to the debt host contract and, therefore, the Company must separately account for the conversion option if the other conditions in paragraph 12 of the Standard are met. The other conditions in paragraph 12 are met because: 1) the Series A Convertible Preferred Stock is not remeasured at fair value with changes in fair value reported in earnings (condition b) and 2) a separate instrument with the same terms would be a derivative subject to the requirements of the Standard (condition c) because it has all three characteristics described in paragraph 6 of the Standard - 1) it has notional amounts, 2) it has an initial net investment smaller than would be required for other similar contracts, and 3) the Series A Convertible Preferred Stock can be converted to common stock which is convertible to cash. The Company’s common stock is publicly traded, and therefore it is readily convertible.

The Company believes that the conversion feature fails the paragraph 11(a) scope exception due to the fact that the Series A Convertible Preferred Stock is subject to a Registration Rights Agreement which contains a clause for liquidating damages in the event that the Company does not complete a registration statement. The liquidating damages are not limited to the difference between the fair value of a registered share and an unregistered share. Therefore, the most likely economic decision would be to deliver registered shares, since the maximum liquidating damages is a significant percentage of the proceeds from the issuance of the securities. Based on the above, the Company believes that the EITF 00-19 criteria are not met. Therefore, the Company does not qualify for the paragraph 11(a) scope exception and the conversion feature was bifurcated and accounted for at fair value.

Accordingly, the Company determined that analysis under EITF 98-5 and EITF 00-27 was not appropriate.

22.	The Company proposes to revise the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005 to reflect the change in fair value of the derivative instruments as follows:

a.	January 1, 2005 – Warrants and Purchase Rights Derivative

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

b.	May 31, 2005 – Purchase Rights Derivative and Compound Derivative related to the Preferred Stock

c.	December 31, 2005 – Warrants and Compound Derivative related to Preferred Stock.

The Company supplementally advises the Staff that the variable components (term, volatility, stock price) affecting the determination of fair value of the derivative instruments for each fair value assessment date and the estimating model will be described in the notes to the Company’s revised Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Additionally, as explained in the Company’s responses to the Staff’s comment in paragraphs 15 and 16 of the Comment Letter, and pending further discussion with the Staff, the Company has not prepared a pro forma interim statement of operations for March 31, 2006. The Company proposes, however, to add additional disclosure language to the “Basis of Presentation” section of the Unaudited Pro Forma Condensed Consolidated Financial Statements for the year ended December 31, 2005 referencing the inclusion of the Promissory Notes and mark-to-market adjustments included in the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2006, resulting from the recording of the transaction in the first quarter of 2006.

23.	The Company will disclose in Note 20 the term over which the Company is accreting the discount to the carrying value of the promissory notes, including the manner in which the Company determined this term. The Company proposes to accomplish this by adding at the end of current Note 20 the following language:

“The five-month term for accretion of the Discount was estimated to equal the time needed to prepare an information statement informing our shareholders of the planned issuance of the Preferred Stock, complete the review process of the Securities and Exchange Commission with respect to this Information Statement, mail this Information Statement to our shareholders, and ultimately issue the Preferred Stock. When the Preferred Stock is issued, the initial value of the Discount will have been accreted to the Promissory Note liability to allow a face value exchange for the Preferred Stock.

24.	The Company supplementally advises the Staff that the Company included only seven months of the preference dividends and preferred stock accretion as

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

opposed to the full twelve months of fiscal year 2005, because the Company anticipates the Promissory Notes will be outstanding only until completion of SEC review of this Information Statement, the mailing of the Information Statement to the Company’s shareholders and the subsequent issuance of the Preferred Stock following satisfaction of this mailing obligation, which period from acquisition date to issuance of the Preferred Stock has been estimated at five months. The Company believes that this segmentation of time in the Unaudited Pro Forma Condensed Consolidated Financial Statements more closely reflects the actual facts of the transaction and provides i) recognition of the initial accretion of the debt discount to the Promissory Note Liability in five months ii) five months of interest expense and iii) seven months of dividends. To summarize, the projected pro forma twelve month period, following the acquisition of Guardian, includes the following accounting events which are expected to occur and are included in the five and seven month segmentation periods in the Unaudited Pro Forma Condensed Consolidated Financial Statements:

a.	Interest expense on the Promissory Notes for five months

b.	100% accretion of the debt discount which resulted from the issuance of Warrants and the Rights to Purchase Rights Derivative, initially issued with the Promissory Notes over the five month life of the Promissory Notes, recorded as interest expense.

c.	100% recognition of the $0.3 million financing fees related to Promissory Notes over five month life – recorded as interest expense.

d.	After revision resulting from the Company’s response to the Staff’s comment in paragraph 22 of the Comment Letter, mark-to-market adjustments, which will be recorded based on changes in the fair value of the Warrants and Rights to Purchase Preferred Stock Derivative.

e.	Preferred Stock dividends for seven months.

f.	Preferred Stock accretion for seven months recorded as dividends.

g.	Mark-to-market adjustments on the Compound Derivative related to the Preferred Stock.

The Company will add additional disclosure in the “Basis of Presentation” section of the Unaudited Pro Forma Condensed Consolidated Financial Statements and the notes supporting the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005 to explain this segmentation.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

June 29, 2006

Please call the undersigned at the telephone number set forth above or Robert L. Grossman at (305) 579-0756 with any questions or comments you may have regarding the responses set forth herein. You may also call George M. Hare, the Company’s Chief Financial Officer, at (954) 429-1500 ext. 102. In addition, please send all written correspondence directly to the undersigned and Robert L. Grossman of Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to George M. Hare, the Company’s Chief Financial Officer, at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, telecopy (954) 429-1506.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Jaret L. Davis
Jaret L. Davis

cc:  Devcon International Corp.

EXHIBIT A

I, Stephen J. Ruzika, President and Chief Executive Officer of Devcon International Corp. (the “Company”), do hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 29, 2006	/s/ Stephen J. Ruzika
Stephen J. Ruzika
President and Chief Executive Officer